FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

**Contacts:**      Charles (Chuck) Rigg, Vice President, (408) 737-7600

Paresh Maniar, Dir., Investor Relations, (408) 737-7600

**MAXIM INTEGRATED PRODUCTS FOUNDER JOHN F. GIFFORD**

**RETIRES AS CHAIRMAN AND CEO FOR HEALTH REASONS;**

**WILL REMAIN WITH MAXIM AS STRATEGIC ADVISOR**

**20 Year Maxim Veteran Tunc Doluca Named**

**Chief Executive Officer and Director**

**Director B. Kipling Hagopian to Serve as Interim Chairman**

**Vijay G. Ullal Promoted to Group President;**

**Charles G. Rigg Promoted to Senior Vice President**

SUNNYVALE, CA – December 19, 2006 – Maxim Integrated Products, Inc. (Nasdaq: MXIM) ("Maxim") today announced that John (Jack) Gifford, Maxim's founder and CEO from 1983 to the present, has, on the advice of his doctor, elected to retire as CEO. He will remain with the company on a part time basis as a strategic advisor focused on product planning and business direction. Mr. Gifford's continuing role will facilitate a seamless transition to a new CEO.

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Tunc Doluca has been named President and Chief Executive Officer of the company effective January 1, 2007.  Mr. Doluca will also become a director of the company at that time. To limit management representation on the Board of Directors, thereby maintaining the independence of Maxim's Board, Mr. Gifford will relinquish his seat on the Board. B. Kipling (Kip) Hagopian, who has been an independent member of Maxim's board since 1997, has been elected interim Chairman of the Board. Over the next several months, Maxim will conduct a search for a permanent Chairman of the Board.  Candidates for this position will include existing directors of Maxim.

In connection with Mr. Doluca's appointment to CEO, Maxim also announced today that Vijay Ullal, currently Senior Vice President, will be promoted to Group President, and Charles (Chuck) Rigg, currently Vice President, will be promoted to Senior Vice President, reporting to Mr. Doluca.  In addition to his present role of managing Maxim's Fabrication facilities worldwide, Mr. Ullal will take on the further responsibility of managing several business units. Mr. Rigg will assume additional executive management responsibilities while continuing to oversee Maxim's Administrative, Legal and Personnel functions.

Mr. Gifford, 65, started his career in the semiconductor industry in 1964 with Fairchild Semiconductor where he later became the company's first Director of Analog Products. In 1968 Mr. Gifford co-founded Advanced Micro Devices and remained Vice President Marketing and Planning until he left to begin a career in farming for ten years, during which time he also held high level executive positions at Intersil, Inc.  As Senior Vice President, he was instrumental in Intersil's pioneering development of low power CMOS for analog applications. This was the birth of today's power management market, which is the largest analog IC market in the world.  Mr. Gifford is considered to be one of the "founding fathers" of the analog microchip industry.

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Mr. Gifford was named CEO of Intersil after it was acquired by the General Electric Company.  He left GE and founded Maxim in 1983 with a vision of providing high-quality analog and mixed-signal engineering solutions to the technology industry.

From the company's inception Mr. Gifford developed a culture of high expectations with an emphasis on innovation.  In Maxim's first year, Mr. Gifford introduced a "product proliferation" strategy, challenging his team to develop at least fifteen new products each quarter.  The company responded, and in 2006 Maxim's product portfolio included more than 5,000 analog and mixed-signal integrated products.  Mr. Gifford has successfully taken Maxim from a small private operation of eight founding employees to an international leader in chip development with a market cap of nearly $10 billion and over two thirds of its revenues coming from outside the United States.  Along the way, Mr. Gifford was named CEO of the year by Electronic Business Magazine in 2001 and America's Best Semiconductor Industry CEO by Institutional Investor Magazine in 2005.

Mr. Gifford stated, "On behalf of the Maxim Board, I couldn't be more pleased that Tunc will serve as Maxim's next CEO.  I've worked closely with Tunc for 25 years, and if anybody understands Maxim's culture, it is Tunc.  Over the last two years he has been groomed for the CEO position. Since joining Maxim more than 20 years ago, Tunc has been an invaluable contributor to the company's success, while assuming increasing responsibility at a rapid pace until reaching his present position as Group President, managing nine business units totaling more than half of Maxim's revenue. As a design engineer, his design philosophies and creativity led Maxim and the industry into high integration level mixed signal design. His knowledge of our industry, together with his hands-on management experience and leadership capabilities, makes him the right person to lead Maxim forward as we enter our next phase of growth.  I am confident in Tunc's proven ability to expand our customer base, maximize our operating efficiencies and further enhance our performance."

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Mr. Gifford added, "Although for health reasons I am reducing my day-to-day involvement in the management of Maxim, I will continue to assist the company on a part time basis as a strategic advisor.  With the help of our dedicated employees and loyal customers, I have spent the past 23 years building Maxim from a small start-up company to a worldwide leader in the design, development, and manufacture of integrated circuits.  I am proud of what we have accomplished and I know that Maxim has a bright future in Tunc's capable hands. I also want to thank Kip for taking on the responsibilities of Chairman of the Board and I congratulate Vijay and Chuck on their promotions."

Mr. Doluca said, "This is a tremendous opportunity and I am honored that the Board has chosen to place its confidence in me.  I have been with Maxim for much of my professional life, and like all of our employees, I am passionate about the company, dedicated to continuing our successful culture and committed to ensuring Maxim's future success."

Mr. Doluca continued, "With Jack's assistance, I plan to continue executing on the strategy that he has developed.  I have been involved in and will remain particularly focused on evolving our company toward an increasing number of high-volume end-market opportunities in addition to serving our traditional markets. The business units that I currently oversee have been at the forefront of our entry into these exciting new markets. I would like to take this opportunity to thank Jack for his vision and fortitude in founding Maxim and for his many years of extraordinary leadership in helping make Maxim the industry leader that it is today."

Mr. Doluca added "I am very fortunate to have a highly experienced team to work with going forward. Pirooz Parvarandeh, Group President, will continue to manage eight business units as he has done so ably in the past. Vijay and Chuck will be invaluable assets in their expanded roles, and the rest of the management team is comprised of individuals

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that I know and can count on. Finally, our thousands of employees worldwide are the primary asset upon which this company is built, and I look forward to working with each of them in my new role."

Mr. Doluca, 49, has served as Group President overseeing the Portable, Computing, and Instrumentation Electronics group, which is comprised of nine business units, since May 2005.  Prior to that, he established the first vertical business unit at Maxim, focused on portable power management products, now a significant revenue generator for the company. He served as Maxim's Vice President of Research and Development before his Business Unit responsibility.  Mr. Doluca joined Maxim in 1984 as a member of the company's integrated circuit design development staff.  He holds eleven mixed signal design patents.  Mr. Doluca attended the Middle East Technical University in Ankara, and holds a BSEE degree from Iowa State University and an MSEE degree from University of California, Santa Barbara.

Mr. Hagopian, 64 co-founded and was a general partner of Brentwood Associates, one of the largest and most successful venture capital and private equity firms in the United States.  During his 30 year career in venture capital, Mr. Hagopian held several industry leadership positions, including serving, ultimately as both President and Chairman, on the Board of Directors of the National Venture Capital Association. Mr. Hagopian is currently Managing Partner of Apple Oaks Partners LLC, a private investment firm he owns with one of the co-founders of Brentwood.  His writings on tax policy and accounting issues have been published, he has lectured at the UCLA law and business schools.

Mr. Ullal, 48, has a BS in Engineering from the Indian Institute of Technology and an MS from Drexel University.  Prior to joining Maxim in 1989, Mr. Ullal worked at both Intel and Saratoga Semiconductor. He holds several patents in mixed signal technology. His deep experience in technology development, manufacturing, supply chain management, and cost control have made him a key contributor to Maxim's growth.

Mr. Rigg, 63, received his BA in Economics from Stanford University and his JD from UCLA. He was an attorney at Ropers, Majeski, Kohn, Bentley, Wagner and Kane for 26 years where he specialized in Commercial and Real Estate Law, including litigation. He joined Maxim in 1996 and is currently responsible for overseeing the company's Legal, Immigration, Patent, Internal Audit, Personnel & Recruiting, Purchasing, Real Estate, Facilities/Maintenance and Security departments.

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**Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:**

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the statements regarding the Company's seamless transition to a new CEO, the ability of the new CEO to expand our customer base, maximize our operating efficiencies and further enhance our performance, the Company's bright future and future success and the Company's continued execution of its strategy. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Such risks and uncertainties include, but are not limited to, disruption in the Company's operations and customer relationships due to the announced management changes, fluctuations in customer spending due to economic, geopolitical, competitive and other factors; dependence on the growth of the markets for the Company's products; the Company's dependence on new product introductions and enhancements; the introduction by competitors of new products and pricing strategies; market acceptance of the Company's products; rapid technological change; the Company's ability to retain and hire key personnel; and other risks indicated in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.  The forward-looking statements and risks stated in this press release are based on information available to the Company today. The Company assumes no obligation to update them.

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